SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 6)*

Under the Securities Exchange Act of 1934

AVIS BUDGET GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

053774105
(CUSIP Number)

David Zales

SRS Investment Management, LLC

One Bryant Park

39th Floor

New York, New York 10036

(212) 520-7900

with a copy to:

Marc Weingarten, Esq.

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 16, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053774105	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON SRS INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 12,000,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 12,000,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% (see Item 5)
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 053774105	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON KARTHIK R. SARMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 12,000,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 12,000,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 053774105	SCHEDULE 13D/A	Page 4 of 5 Pages

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2016 (the “Original Schedule 13D”), Amendment No. 1 to the Schedule 13D, filed with the SEC on March 4, 2016 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D, filed with the SEC on June 3, 2016 (“Amendment No. 2”), Amendment No. 3 to the Schedule 13D, filed with the SEC on January 19, 2017 (“Amendment No. 3”), Amendment No. 4 to the Schedule 13D, filed with the SEC on May 4, 2017 (“Amendment No. 4”), and Amendment No. 5 to the Schedule 13D, filed with the SEC on December 11, 2017, “Amendment No. 5;” and, together with this Amendment No. 6, the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Avis Budget Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D. This Amendment No. 6 amends Item 4 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Despite the Investment Manager's good faith efforts to extend its term, the Amended Cooperation Agreement expired according to its terms. The Investment Manager was willing to extend the term of the Amended Cooperation Agreement and had proposed reasonable, market terms regarding Board representation and refreshment in the interests of all shareholders as well as a limit on the Investment Manager's beneficial ownership, all consistent with requests from the Issuer. However, the Issuer demanded that the Investment Manager agree to off-market terms, including an unreasonable three-year standstill, which the Investment Manager was unwilling to do.

The Investment Manager may consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, and discuss with the Issuer's management and Board and other third parties, among other things, the Issuer’s operations, management, Board composition (and may continue to seek increased Board representation), capital or corporate structure, capital allocation policies, strategy and plans, and a potential strategic review or sale process involving the Issuer or certain of the Issuer's businesses or assets, including transactions in which the Investment Manager or its affiliates may seek to participate and potentially engage, or may change its intention with respect to any and all matters referred to in this Item 4. The Investment Manager intends to communicate with the Issuer's management and Board about a broad range of operational and strategic matters and may communicate with other shareholders or third parties, including potential acquirers, advisers and financing sources regarding the Issuer. The Investment Manager may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.
The Investment Manager intends to review its investment in the Issuer on a continuing basis and depending upon various factors, including, without limitation, the Issuer’s financial position and strategic direction, overall market conditions, the outcome of any discussions referenced above, other investment opportunities available to the Investment Manager, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Investment Manager may endeavor (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Investment Manager may deem advisable; and/or (ii) to enter into transactions that increase or hedge its economic exposure to the Common Stock without affecting its beneficial ownership of shares of Common Stock. In addition, the Investment Manager may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (iii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP No. 053774105	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 16, 2018

SRS INVESTMENT MANAGEMENT, LLC

By:	/s/ David B. Zales
Name: David B. Zales
Title: General Counsel

KARTHIK R. SARMA

/s/ Karthik R. Sarma